Contact

www.linkedin.com/in/alex-prevallet-0a92609a (LinkedIn)

Alex Prevallet

eNavvi

Riverside, California, United States

Experience

Riverside Community Hospital
GI Fellow
July 2023 - Present (10 months)

eNavvi
Chief Growth Officer
August 2021 - Present (2 years 9 months)
Los Angeles, California, United States

SCRIPPS MERCY HEALTHCARE SAN DIEGO
Chief Medical Resident
May 2022 - October 2023 (1 year 6 months)
San Diego, California, United States

Scripps Mercy Hospital
Resident Doctor
June 2019 - October 2023 (4 years 5 months)
San Diego, California

Loyola Marymount University
Organic Chemistry Teacher's Assistant
2014 - 2014 (less than a year)

Education

Western University of Health Sciences
DO, Medicine · (2015 - 2019)

Loyola Marymount University
Bachelor of Science - BS, Biochemistry · (August 2010 - May 2014)